UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On December 23, 2024, Mixed Martial Arts Group Limited (NYSE American: MMA) issued a press release titled “Mixed Martial Arts Group is Solidifying its Position as the Cultural and Commercial Epicenter of MMA: CEO Outlines 2024 Achievements and Vision for Accelerated Growth in 2025” A copy of the press release is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press release dated 23 December, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: December 23, 2024	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer